Exhibit 99.1

Ballard Acquires Fuel Cell Assets From AFCC to Support Planned Growth

•	Investment accelerates expansion of Ballard production capacity

VANCOUVER, July 3, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it has acquired certain strategic assets of Automotive Fuel Cell Cooperation Corporation ("AFCC"), a private company owned by Daimler AG ("Daimler") and Ford Motor Company ("Ford").

As part of a planned wind-down of AFCC's operations in Vancouver, which are co-located with Ballard at its headquarters, Daimler and Ford have in-housed and relocated their fuel cell stack development activities to Germany and the U.S., respectively. As a result, Daimler and Ford have agreed to sell AFCC assets to Ballard.

Randy MacEwen, Ballard's President & CEO said, "This acquisition supports and accelerates our growth plans in two key respects. First, it immediately provides needed expansion of our product and material testing capabilities that will be used to support new and existing programs, products, as well as customers. In addition, we have acquired key production equipment that provides much of the incremental capacity needed to meet forecasted growth over the next five years."

Mr. MacEwen added, "With these valuable assets already in place and functioning within Ballard's existing Vancouver facilities, this transaction accelerates the expansion of our fuel cell testing, production and lab capacity at a lower cost, compared to acquiring new equipment. We view this acquisition as a high value and capital efficient transaction from a Ballard shareholder perspective, enabling us to accelerate production growth objectives more efficiently compared to the expected cost of procuring and installing new equipment with long associated lead times."

The extensive array of testing, production and lab assets acquired – with a footprint of approximately 11,000 square feet of floor space – includes:

•	Testing Equipment – Test stands, Core Automotive Test (CAT) equipment as well as other stations and equipment used in the testing of materials, fuel cell stacks and power modules;
•	Prototype Production Equipment – Key prototype production equipment used in the manufacture of membrane electrode assemblies (MEAs), a core technology component used in fuel cell stacks; and
•	Lab and Quality Inspection Equipment – A broad range of measurement, testing and inspection equipment underpinning the analysis and understanding of critical fuel cell and MEA materials.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated market growth drivers, product attributes and corresponding value propositions for our customers. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

View original content:http://www.prnewswire.com/news-releases/ballard-acquires-fuel-cell-assets-from-afcc-to-support-planned-growth-300676212.html

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2018/03/c2873.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 19:45e 03-JUL-18